Exhibit 99.1

COMPANY CONTACTS:

Jay S. Hennick
Founder & CEO

D. Scott Patterson
President & COO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService announces the divestiture of its security division to ADT Security

FirstService intensifies strategic focus on global diversified real estate services

Proceeds from divestiture combined with existing funds to drive growth

TORONTO, CANADA - April 14, 2008 - FirstService Corporation (“FirstService”) (NASDAQ: FSRV; TSX: FSV and FSV.PR.U) announced today that it has entered into a definitive agreement to sell its integrated security division, FirstService Security, to ADT Security (“ADT”), a unit of Tyco International (NYSE: TYC). Under the terms of the deal, ADT will acquire 100% of the shares of FirstService Security from FirstService for cash on closing and will continue to operate the business under the direction of the current senior management team. FirstService Security operates under the Intercon Security brand name in Canada and Security Services & Technologies (“SST”) in the United States. The transaction is valued at approximately US$187 million and has been approved by the board of directors of both companies. The transaction is expected to close as soon as practicable following receipt of required regulatory approvals and satisfaction of other customary closing conditions.

“The sale of our integrated security services division is a key strategic move by FirstService to intensify our focus as a global provider of diversified real estate services,” said Jay Hennick, Founder and Chief Executive Officer of FirstService. “While the future prospects of our security division are excellent, particularly its strong internal growth potential, we concluded that accelerating the growth of our three real estate services platforms through a combination of internal growth and acquisitions would create greater long-term value for the shareholders of FirstService. We are very pleased to have found the right buyer for this highly sought after asset, and are confident that industry leading ADT will take this business to the next level.”

“FirstService has been an excellent partner in helping us grow our business over the years and they were instrumental in working with us to develop our industry leading security systems integration practice, targeting advanced electronic system design and installation services for major clients that value the importance of high end security systems, and the mission critical integration services required to optimize these systems,” added Frank Brewer, Chief Executive Officer of FirstService Security.

Net proceeds after taxes, transaction costs, and amounts due to minority shareholder partners, will be approximately US$140 million. FirstService will utilize the proceeds, together with existing funds and available capital, to drive global growth in its three core service platforms - commercial real estate, residential property management and property improvement services. Each service platform is a leading player in their markets, each is lead by strong management teams that have an equity stake in their business, and each has grown significantly both internally and through acquisitions during the past year as FirstService added depth, diversification and balance to its real estate services operations. The divestiture of the security platform, combined with existing financial resources, provides FirstService with access to over US$350 million in cash and available funds for future acquisitions without the need to issue equity.

“FirstService is primed and ready to invest in our growth through global expansion opportunities in our three core service platforms,” said Hennick. “Having just completed a very successful year in acquisitions during fiscal 2008, we are in the enviable position of having significant financial resources available to act decisively during this period of great opportunity.”

Intercon Security and SST provide sophisticated access control, CCTV, Photo-ID badging, network communications systems and security personnel for major corporations and institutional clients across North America and selected international markets. FirstService acquired its security platform in 1992 and built it steadily through acquisitions and strong internal growth to become a top five player in North America. During the last 12 months, FirstService Security generated more than US$200 million in revenues.

William Blair & Company acted as financial advisor to FirstService in connection with the divestiture of FirstService Security.

ABOUT FIRSTSERVICE CORPORATION
FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property improvement services. Industry-leading service platforms include: Colliers International, the third largest global player in commercial real estate; FirstManagement Partners, the largest manager of residential properties in North America; and The Franchise Company, the largest provider of property improvement services through franchise and contractor networks in North America.

FirstService is a diversified property services company with more than US$1.5 billion in annualized revenues and more than 15,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

FORWARD-LOOKING STATEMENTS

Certain statements included in this release contain words such as “could”, “expects”, “expectations”, “may”, “anticipates”, “believes”, “intends”, “estimates” and “plans” (and similar expressions) and constitute “forward-looking statements” within the meaning of applicable securities law. These statements are based on FirstService’s current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which FirstService and its subsidiaries operate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which are difficult to predict and may cause the actual results, performance or achievements of FirstService, or outcomes or results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, impact demand for the FirstService’s services, service industry conditions and capacity and the cost of providing services; the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService’s filings with the U.S. Securities and Exchange Commission and Canadian regulatory authorities. These statements, although considered reasonable by FirstService at the date of this press release, may prove to be inaccurate and consequently FirstService’s actual results could differ materially from its expectations as set out or implied in this release. Unless otherwise required by applicable securities laws, FirstService disclaims any intention or obligation to update or revise any forward-looking statements.